Exhibit 99.1
Navios Maritime Acquisition Corporation
Announces
Five-Day Extension of Warrant Program
Waives 15% Cash Exercise Condition
PIRAEUS, Greece, Aug 23, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA, NNA.WS, NNA.U) announced today that it has extended the period of its offer (the “Offer”) to the holders of its publicly traded warrants (“Public Warrants”) the opportunity to exercise the Public Warrants on enhanced terms. As extended, the Offer will expire on Friday, August 27, 2010 (11:59 p.m. New York City time). Navios Acquisition also announced that it has waived the condition to the Offer that at least 15% of the outstanding Public Warrants be exercised for cash. Except for the extension of the Offer and the waiver of the 15% cash exercise condition, the Offer remains subject to all other terms and conditions set forth in the revised Offer Letter, dated August 12, 2010 (the “Offer Letter”), including the condition that at least 75% of the 25.3 million outstanding Public Warrants be exercised pursuant the Offer.
As of 5:00 p.m. New York City time on Monday, August 23, 2010, approximately 38% percent of the outstanding Public Warrants (9,557,906 Public Warrants) were tendered for exercise pursuant to the Offer, of which less than 2% were tendered for cash.
Navios Maritime Holdings Inc. (“Navios Holdings”) and Angeliki Frangou, the Chairman and Chief Executive Officer of Navios Acquisition, previously agreed to exercise approximately 13.84 million warrants for cash with an aggregate cash exercise price of approximately $78.2 million, subject to the satisfaction of the original conditions of the Offer, including the 15% cash exercise condition. Navios Acquisition expected to use the cash proceeds of the warrant exercise by Navios Holdings and Ms. Frangou, together with the proceeds of the exercise of the Public Warrants for cash pursuant to the Offer, to fund the previously announced acquisition of seven VLCCs.
In connection with the waiver by Navios Acquisition of the 15% cash exercise condition, Navios Holdings and Ms. Frangou have agreed to exercise approximately 13.84 million warrants for an aggregate cash exercise price of approximately $78.2 million. In addition, to fund any cash shortfall resulting from the waiver of the 15% cash exercise condition, Navios Holdings has agreed to provide additional financing to Navios Acquisition in the form of short-term debt with an interest rate reflecting Navios Holdings’ average unsecured borrowing rate. Navios Holdings and Ms. Frangou’s agreement to exercise their warrants and Navios Holdings’ agreement to provide debt financing on the foregoing terms are conditioned on the satisfaction of the revised conditions to the Offer, including the condition that at least 75% of the 25.3 million outstanding Public Warrants be exercised pursuant to the Offer.
If the Offer is not successfully completed in accordance with the revised terms and conditions described above, Navios Acquisition will seek alternative financing from Navios Holdings, or, if available, third parties, to fund the purchase price for its announced acquisition of the seven VLCCs. Navios Acquisition can provide no assurance that any such alternative financing would be available. If such alternative financing is provided by Navios Holdings, it will likely be in the form of convertible preferred securities with an annual dividend payable in cash or additional preferred securities, and with a conversion rate and other terms reflecting the risk associated with investing in the existing capital structure. Navios Holdings currently contemplates that, following the completion of any such financing, it will offer the common stockholders of Navios Acquisition the opportunity to participate in the financing by purchasing from Navios Holdings a pro-rata portion of the preferred securities at the same purchase price as was paid by Navios Holdings, adjusted for developments occurring after completion of the financing. Such offer may only be made by means of an effective Registration Statement under the Securities Act of 1933, as amended, and this press release does not constitute an offer to purchase any securities of Navios Acquisition.
Additional Information
The terms and conditions of the Offer are as set forth in the revised Offer Letter, dated August 12, 2010, and the related Letter of Transmittal. A copy of the Offer Letter and the related Letter of Transmittal may be obtained from Morrow & Co. LLC, the Information Agent for the Offer. Morrow’s telephone number for banks and brokers is +1 (203) 658-9400 and for all other security holders is +1 (800) 662-5200. Please contact the Information Agent with any questions regarding the Offer.
Navios Acquisition has retained S. Goldman Advisors LLC as dealer manager for the Offer.
This announcement is for informational purposes only, and the foregoing reference to the Offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Navios Acquisition or any of its subsidiaries.
Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the Offer as they contain important information: (1) the Company’s registration statement on Form F-3 and (2) the Schedule TO relating to the Offer, in both cases including all documents incorporated by reference therein. These and any other documents relating to the offer, when they are filed with the SEC, may be obtained at the SEC’s website at www.sec.gov, or from the Information Agent as noted above. The Offer is not being made to holders of Public Warrants in any U.S. state in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any U.S. state in which the securities laws or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Navios Acquisition by the dealer manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
About Navios Maritime Acquisition Corporation
Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
Safe Harbor
This press release contains forward-looking statements concerning Navios Acquisition’s proposed Offer. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements.
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
info@navios-acquisition.com